UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 27, 2025 (January 26, 2025)

Emerson Electric Co.

_________________________

(Exact Name of Registrant as Specified in Charter)

Missouri	1-278	43-0259330
(State or Other Jurisdiction of Incorporation)	(Commission	(I.R.S. Employer Identification Number)
File Number)

8027 Forsyth Blvd.
St. Louis, Missouri	63105
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(314) 553-2000

_________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock of $0.50 par value per share	EMR	New York Stock Exchange
NYSE Chicago
1.250% Notes due 2025	EMR 25A	New York Stock Exchange
2.000% Notes due 2029	EMR 29	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 26, 2025, Emerson Electric Co., a Missouri corporation (“Emerson”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) among Emerson, Aspen Technology, Inc., a Delaware corporation (“AspenTech”), and Emersub CXV, Inc., a Delaware corporation and a wholly-owned subsidiary of Emerson (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of AspenTech, other than any Shares owned, at the commencement of the Offer, by AspenTech, Emerson, Purchaser or any of their respective wholly-owned subsidiaries at a price of $265 per Share (the “Offer Price”), net to the seller in cash, without interest. Emerson currently owns approximately 57.4% of all of the issued and outstanding Shares.

The Offer will initially remain open for a minimum of 20 business days from the date of commencement of the Offer. Unless the Merger Agreement has been terminated in accordance with its terms, (i) Purchaser is required to extend the Offer once if requested by AspenTech for a maximum of 10 business days if all of the conditions to the Offer other than the Unaffiliated Tender Condition (as defined below) have been satisfied, and may in its sole discretion extend the Offer further to satisfy such conditions, and (ii) Purchaser will extend the Offer for the minimum period required by any applicable law or the rules and regulations of the Securities and Exchange Commission (the “SEC”), as is necessary to resolve any comments issued by the SEC, or if any conditions to the Offer (other than the Unaffiliated Tender Condition) have not been satisfied; provided that (x) Purchaser will not be required to extend the Offer beyond the earlier of (A) April 26, 2025 and (B) the valid termination of the Merger Agreement (such earlier time of the foregoing clauses (A) and (B), the “Extension Deadline”), (y) Purchaser will not be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of AspenTech and (z) no individual extension of the Offer will be for more than 10 business days.

The obligation of Purchaser to consummate the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) the non-waivable condition that immediately prior to the expiration of the Offer, there having been validly tendered and not validly withdrawn Shares (excluding (1) Shares tendered in the Offer that have not yet been received by the depository and (2) Shares owned by Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers), that represent at least one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (excluding, for the purposes of calculating the total number of Shares outstanding under this condition, Shares owned by Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers) (the “Unaffiliated Tender Condition”), (ii) the absence of any applicable law prohibiting the consummation of the Merger (as defined below) and (iii) other customary conditions set forth in Annex I to the Merger Agreement.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into AspenTech in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), whereupon AspenTech will be the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares owned by AspenTech, Emerson, Purchaser or any of their respective wholly-owned subsidiaries and (ii) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

The Merger Agreement includes customary representations, warranties and covenants of AspenTech, Emerson and Purchaser. AspenTech has agreed to conduct, subject to certain exceptions, its business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the transactions contemplated thereby. The Merger Agreement also prohibits AspenTech’s solicitation of proposals relating to alternative transactions and restricts AspenTech’s ability to furnish information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to limited exceptions.

The Merger Agreement contains certain termination rights for each of Emerson and AspenTech, including the right of each party to terminate the Merger Agreement if the Offer has not been consummated by April 26, 2025, or if the Offer has expired on or after a scheduled expiration date without Purchaser having accepted for payment any Shares validly tendered, in a circumstance in which all of the conditions to the Offer other than the Unaffiliated Tender Condition and those that by their nature are to be satisfied at the expiration of the Offer have been satisfied or waived. The Merger Agreement provides for the payment by AspenTech to Emerson of a termination fee in the amount of $221,000,000 in the case of certain events described in the Merger Agreement, including if Emerson terminates the Merger Agreement in the event AspenTech’s board of directors changes its recommendation that AspenTech’s stockholders accept the Offer or the special committee of AspenTech’s board of directors, comprising independent and disinterested members of the AspenTech board of directors, changes its recommendation to the AspenTech board of directors that (i) the Merger Agreement and the transactions contemplated therein are advisable and in the best interests of AspenTech and its stockholders (other than Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers) and (ii) it approve and authorize the Merger Agreement.

The foregoing description of the Merger Agreement and related documents does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Emerson or any of the other parties to the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the parties in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the parties rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about Emerson or any of the parties to the Merger Agreement.

Item 8.01	Other Events.

On January 27, 2025, Emerson and AspenTech issued a joint press release announcing the entry into the Merger Agreement, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibits

2.1	Agreement and Plan of Merger, dated January 26, 2025, by and among Emerson Electric Co., Aspen Technology, Inc. and Emersub CXV, Inc.*
99.1	Joint Press Release, issued January 27, 2025.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Emerson agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains forward-looking statements related to Emerson, AspenTech and the proposed acquisition by Emerson of the outstanding shares of common stock of AspenTech that Emerson does not already own that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, future financial results, synergies, growth potential, market profile, business plans and expanded portfolio; the competitive ability and position of the combined company; filings and approvals relating to the proposed transaction; the ability to complete the proposed transaction and the timing thereof; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: (1) the risk that the non-waivable condition that at least a majority of the AspenTech common stock held by minority stockholders be tendered is not met; (2) the risk that a transaction with AspenTech may not otherwise be consummated; (3) uncertainties as to the timing of the tender offer and merger; (4) the possibility that competing offers will be made; (5) the possibility that various closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (6) unexpected costs, charges or expenses resulting from the proposed transaction; (7) uncertainty of the expected financial performance of AspenTech following completion of the proposed transaction; (8) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the proposed transaction; (11) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (14) the ability of Emerson and AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; (15) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (16) actions by third parties, including government agencies; (17) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (18) the risk that disruptions from the proposed transaction will harm Emerson’s and AspenTech’s business, including current plans and operations; (19) certain restrictions during the pendency of the acquisition that may impact AspenTech’s ability to pursue certain business opportunities or strategic transactions; (20) Emerson’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (21) other risk factors as detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to Emerson and AspenTech, and Emerson and AspenTech assume no obligation and disclaim any intent to update any such forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer described in this Current Report on Form 8-K has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of AspenTech, nor is it a substitute for any tender offer materials that Emerson, Purchaser or AspenTech will file with the SEC. A solicitation and an offer to buy shares of AspenTech will be made only pursuant to an offer to purchase and related materials that Emerson and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Emerson and Purchaser will file a Tender Offer Statement on Schedule TO and a Schedule 13E-3 with the SEC, and AspenTech will file a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 with the SEC with respect to the tender offer. ASPENTECH’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 13E-3 AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and other tender offer documents, the Schedule 13E-3s, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of AspenTech at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Emerson or AspenTech. Free copies of these materials and certain other offering documents will be made available for request by mail to Emerson Electric Co., 8027 Forsyth Boulevard, St. Louis, Missouri 63105 attention: Colleen Mettler, by phone at (314) 553-2197, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by AspenTech will be available free of charge under the “Investor Relations” section of AspenTech’s internet website at http://ir.aspentech.com/.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Schedule 13E-3s as well as the Solicitation/Recommendation Statement, Emerson and AspenTech file annual, quarterly and current reports, proxy statements and other information with the SEC. Emerson’s and AspenTech’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO. (Registrant)

Date:	January 27, 2025	By:	/s/ John A. Sperino
John A. Sperino Vice President and Assistant Secretary